Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine months
	ended	Year ended
	September 30,	December 31,
	2016	2015
Pretax income from operations:
Net income	$124.0	$270.7
Add income tax expense	48.5	97.0
Pretax income from operations	172.5	367.7
Add fixed charges:
Interest expense on corporate debt	34.3	45.0
Interest expense on investment borrowings and borrowings related to variable interest entities	51.7	49.9
Interest added to policyholder account balances	85.1	122.7
Portion of rental (a)	12.5	14.1
Fixed charges	183.6	231.7
Adjusted earnings	$356.1	$599.4
Ratio of earnings to fixed charges	1.94X	2.59X

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(a)	Interest portion of rental is estimated to be 33 percent.